SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Franchise Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35180X105
(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Russell Leaf, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099 (212) 728-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53128T102	13D	Page 2 of 6
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
11,016,535.86 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
11,016,535.86 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,016,535.86 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.68%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 30,037,557.18 shares of Common Stock outstanding, which is based on 20,604,225.00 shares of Common Stock actually outstanding and the 9,433,332.18 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock held by the former members of Buddy’s.

CUSIP No. 53128T102	13D	Page 3 of 6
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
11,016,535.86 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
11,016,535.86 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,016,535.86 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.68%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 30,037,557.18 shares of Common Stock outstanding, which is based on 20,604,225.00 shares of Common Stock actually outstanding and the 9,433,332.18 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock held by the former members of Buddy’s.

CUSIP No. 53128T102	13D	Page 4 of 6
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
3,937,726.03 shares
(8) SHARED VOTING POWER
12,016,535.86 shares
(9) SOLE DISPOSITIVE POWER
3,937,726.03 shares
(10) SHARED DISPOSITIVE POWER
12,016,535.86 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,954,261.89 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.11%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 30,037,557.18 shares of Common Stock outstanding, which is based on 20,604,225.00 shares of Common Stock actually outstanding and the 9,433,332.18 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock held by the former members of Buddy’s.

Explanatory Note

This Amendment No. 11 (this “Amendment”) amends and supplements the Schedule 13D filed on August 1, 2018 (as amended by Amendment No. 1 to the Schedule 13D filed on August 9, 2018, Amendment No. 2 to the Schedule 13D filed on May 6, 2019, Amendment No. 3 to the Schedule 13D filed on May 17, 2019, Amendment No. 4 to the Schedule 13D filed on July 11, 2019, Amendment No. 5 to the Schedule 13D filed on August 8, 2019, Amendment No. 6 to the Schedule 13D filed on August 28, 2019, Amendment No. 7 to the Schedule 13D filed on October 1, 2019, Amendment No. 8 to the Schedule 13D filed on October 24, 2019, Amendment No. 9 to the Schedule 13D filed on December 17, 2019, and Amendment No. 10 to the Schedule 13D filed on January 3, 2020, this “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in this Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On January 31, 2020, the Issuer entered into an Amendment No. 4 (“RRA Amendment No. 4”) to the Registration Rights Agreement to, among other things, reflect the issuance of shares of Common Stock under the VSI Subscription Agreement No. 3 and pursuant to certain other subscription agreements entered into with persons and entities unaffiliated with the Reporting Persons and to grant certain registration rights applicable to the shares of Common Stock issued to the Reporting Persons under the VSI Subscription Agreement No. 3 and such unaffiliated persons and entities pursuant to such other subscription agreements.

The foregoing description of RRA Amendment No. 4 does not purport to be complete and is subject to, and qualified in its entirety by, reference to the complete text of RRA Amendment No. 4, a copy of which is filed as Exhibit 27 hereto and is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  and (b)

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of 4:00 p.m., Eastern Time, on January 31, 2020, the Reporting Persons beneficially owned, in the aggregate, 9,783,317.33 shares of Common Stock, 6,170,944.56 New Holdco Units and 1,234,188.91 shares of Preferred Stock. Assuming the redemption of all New Holdco Units and shares of Preferred Stock that are outstanding (including those beneficially owned by the Reporting Persons), as of 4:00 p.m., Eastern Time, on January 31, 2020, the Reporting Persons beneficially owned, in the aggregate, 15,954,261.89 shares of Common Stock, representing approximately 53.11% of the outstanding shares of Common Stock (including shares of Common Stock that would be issued upon such redemption of such New Holdco Units and shares of Preferred Stock). The percentage in this paragraph and elsewhere in this Schedule 13D relating to beneficial ownership of Common Stock is based on 30,037,557.18 shares of Common Stock outstanding, which is based on 18,250,225.00 shares of Common Stock actually outstanding and 9,433,332.18 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock held by the former members of Buddy’s. The Reporting Persons believe that presenting their beneficial ownership assuming the redemption of all New Holdco Units and shares of Preferred Stock that are outstanding is the most appropriate presentation of their beneficial ownership.

8,783,317.33 of the shares of Common Stock, all of the New Holdco Units and all of the shares of Preferred Stock reported herein as beneficially owned by the Reporting Persons are held by the Investment Vehicles. The Reporting Persons or some of them, directly or indirectly, control the Investment Vehicles and therefore may be deemed to have beneficial ownership over the shares of Common Stock, New Holdco Units and Preferred Stock owned thereby. The Reporting Persons disclaim beneficial ownership of such shares and units for all other purposes. 1,000,000 of the shares of Common Stock are held by Brian Kahn and Lauren Kahn as tenants by the entirety.

(c)        Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d)       Except for entities that are directly or indirectly controlled by the Reporting Persons, or as otherwise described herein, no person other than the Reporting Persons (individually, directly or indirectly, and with Lauren Kahn as tenants by the entirety) is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, New Holdco Units or Preferred Stock referred to in this Schedule 13D.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:

All information included in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented to include the following:

27.       RRA Amendment No. 4*

*A copy of this agreement was filed by the Issuer on January 31, 2020 with the Securities and Exchange Commission on a Registration Statement on Form S-3 and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2020

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Name: Brian R. Kahn

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